SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  CIK # 865492

                               As at July 8, 2003

                              GREAT BASIN GOLD LTD.
                       800 West Pender Street, Suite 1020
                           Vancouver, British Columbia
                                 Canada V6C 2V6

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            By: /s/ Jeffrey R. Mason
                      Director and Chief Financial Officer

                               Date: July 8, 2003

                    * Print the name and title of the signing
                          officer under his signature.

                              GREAT BASIN GOLD LTD.

1020 - 800 WEST PENDER STREET
VANCOUVER, BC
CANADA V6C 2V6
TEL   604 684-6365
FAX  604 684-8092
TOLL FREE 1 800 667-2114
HTTP://WWW.HDGOLD.COM


               GREAT BASIN GOLD SECURES LISTING WITH SYMBOL "GBN"
                         ON THE AMERICAN STOCK EXCHANGE

JULY 8, 2003, VANCOUVER, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX Venture: GBG; AMEX: GBN) is pleased to announce that Great Basin has received formal approval to list its common shares on the American Stock Exchange ("AMEX"). AMEX has advised that this approval is contingent upon Great Basin being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards. Effective July 14, 2003, common shares of Great Basin will be listed for trading on the "AMEX" under the symbol "GBN". The Company will continue to trade on the TSX Venture Exchange under the symbol "GBG".

"The Management and Board of Directors of Great Basin are pleased to have secured a listing on the American Stock Exchange," said Mr. Thiessen. "The AMEX listing will provide the many interested investors in the United States with greater transparency, and more convenient and readily accessible trading opportunities. We also see the move to AMEX as another milestone, as the Company's evolves from a successful exploration firm to a mid-tier gold producer."

Great Basin's evolution was initiated in North America's premier gold producing environment - the Carlin Trend of Nevada - where the Company discovered high-grade gold-silver vein systems on its Ivanhoe Gold Property. Through an agreement with Hecla Mining Company, these high-grade veins are being advanced through the underground exploration, development and production stages.

In the fall of 2002 Great Basin agreed to purchase Southgold Exploration (Proprietary) Limited and thereby acquire an interest in its second project - the Burnstone Gold Property. Burnstone is located in the world's largest gold district, the Witwatersrand Basin of South Africa, from which over one billion ounces of gold have been produced. Since that time, Great Basin has carried out extensive resource delineation drilling, and recently initiated engineering work toward feasibility studies for a long life, low cost gold mine.

For further details on the Ivanhoe Gold Property and the Burnstone Gold Property, please visit the Great Basin Gold Ltd. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.